SEC FILE NUMBER: 001-16789

CUSIP NUMBER: 01449J105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q

	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________________________________________________________________

PART I – REGISTRANT INFORMATION

Alere Inc.

Full name of Registrant

Not Applicable

Former Name if Applicable

51 Sawyer Road, Suite 200

Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02453

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a	)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b	)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As reported by Alere Inc. (the “Company”) in its Current Report on Form 8-K filed with the SEC on May 5, 2015 (the “Form 8-K”), on May 1, 2015, the Audit Committee of the Board of Directors of the Company, after considering the recommendations of management, concluded that the Company’s financial statements and other financial data for 2014 and all interim periods therein (collectively, the “Non-Reliance Periods”), as reported in the Company’s Annual Report on Form 10-K filed on March 5, 2015 and Quarterly Reports on Form 10-Q filed on May 6, 2014, August 6, 2014 and November 7, 2014, should not be relied upon because of errors identified therein.

While the Company is continuing to perform a detailed review of its previously reported financial information, the Company currently anticipates that, when all of the necessary adjustments are aggregated, the net cumulative effect on each of its financial statements for the Non-Reliance Periods will or may be material, and that it will file any necessary restated financial statements covering these periods as soon as possible.

Based on its review to date, the Company preliminarily anticipates that the restatements will relate primarily to the accounting for income taxes for its discontinued operations, including in connection with the Alere Health divestiture (which was completed in January 2015) and another divestiture completed in October 2014.

The Company has not yet completed its final determination and review of these items, and therefore the information set forth above is preliminary and subject to change. There can be no assurance that additional errors will not be identified.

The Company is working diligently to complete its Quarterly Report on Form 10-Q for the three months ended March 31, 2015 as soon as possible; however, given the scope of the process for the restatement of its financial results for the Non-Reliance Periods, the Company is unable to complete and file the Form 10-Q by the required due date of May 11, 2015 without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

James Hinrichs	(781)	647-3900
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes  ☒        No  ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒        No  ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its consolidated statement of operations for the three months ended March 31, 2015 to be included in the Form 10-Q will be consistent in all material respects with the Company’s results of operations described in the Company’s press release dated May 5, 2015, entitled “Alere Reports Preliminary First Quarter 2015 Financial Results and Announces 2014 Restatement,” which was furnished as Exhibit 99.1 to the Form 8-K filed with the SEC on May 5, 2015. The unaudited condensed consolidated statement of continuing operations for the three months ended March 31, 2015 included in such Exhibit is incorporated herein by reference. As described in Part III of this report, in light of the Company’s pending review of its financial statements for the Non-Reliance Periods, which include the quarterly period ended March 31, 2014, the Company is currently unable to make a reasonable estimate of the changes in its results of operations from the three months ended March 31, 2014 to the three months ended March 31, 2015, except that, as set forth in such Exhibit, the Company expects to report a loss from continuing operations for the three months ended March 31, 2015 of approximately $9.2 million, an increase from the estimated loss from continuing operations for the three months ended March 31, 2014 of approximately $5.5 million. In accordance with accounting principles generally accepted in the United States, the Company has adjusted its 2014 results for the impact of discontinued operations. Because of the pending review, the Company is currently unable to make a reasonable estimate of its results of discontinued operations for the three months ended March 31, 2015.

Alere Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2015	By:	/s/ James Hinrichs
James Hinrichs Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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